Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction of Incorporation
China Telecom Group Yellow Pages Information Company Ltd.	The People’s Republic of China

China Telecom Best Tone Information Service Co., Limited	The People’s Republic of China

China Telecom System Integration Co., Ltd.	The People’s Republic of China

China Telecom (Hong Kong) International Company Limited	Hong Kong Special Administrative Region

China Telecom (Americas) Corporation	Delaware, United States of America